Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52 (81) 8888-4334	+52 (81) 8888-4256	+1 (212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES SUBSCRIPTION ISSUE PRICE OF NEW CPOs

MONTERREY, MEXICO, APRIL 28, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the annual general ordinary shareholders meeting held on March 31, 2016, CEMEX shareholders will receive new shares as follows:

•	1 new CEMEX Ordinary Participation Certificate (“CPO”) per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.

•	Holders of CEMEX American Depositary Shares (“ADS”) will receive 1 newly issued ADS per 25 ADSs held.

•	No cash will be distributed by CEMEX, including for fractions for which no shares are issued.

The delivery of the new CPOs or shares, as applicable, will be made starting on May 4, 2016. Only holders of record of CEMEX CPOs or ADSs as of May 3, 2016 (the record date) will receive new shares as a result of the increase in the capital stock. The new ADSs to be issued will be distributed on or about May 10, 2016. Each ADS represents 10 CPOs.

As a result of all of the above, the conversion rate of CEMEX’s optional convertible subordinated notes due 2018 (the “2018 Convertible Notes”), both series of CEMEX’s optional convertible subordinated notes due 2020 (the “2020 Convertible Notes”), as well as CEMEX’s mandatory convertible obligations due 2019 (the “2019 Convertible Notes”) will be adjusted accordingly. The new conversion rate for the 2018 Convertible Notes will be 112.1339 ADSs per U.S.$1,000 principal amount of 2018 Convertible Notes, equivalent to a conversion price of approximately U.S.$8.9179 per ADS. The new conversion rate for the 2020 Convertible Notes will be 87.3646 ADSs per U.S.$1,000 principal amount of 2020 Convertible Notes, equivalent to a conversion price of approximately U.S.$11.4463 per ADS. The new conversion rate for the 2019 Convertible Notes will be 489.5266 CPOs per each convertible obligation, equivalent to a conversion price of approximately MXN$18.1808 per CPO.

The subscription price is MXN$12.9390 per new CEMEX CPO. The shares will be subscribed for at a price of MXN$4.3130 per share, of which MXN$0.00277661 will go to CEMEX’s capital stock and the remaining amount will be treated as premium for the subscription of capital, and will be deemed fully paid by a capitalization of retained earnings. CEMEX shareholders will not be required to pay any consideration in connection with the issuance of the shares.

In accordance with applicable tax laws, the previously mentioned capitalization is not subject to a withholding of income taxes by CEMEX as the capitalization is being charged against retained earnings corresponding to the 2013 and prior fiscal years.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.